Perk International, Inc.

5401 Elington Ave, West Suite 205

Toronto, Ontario, Canada

April 29, 2015

Via EDGAR

United States Securities and Exchange Commission

100 F Street, N.E. Mailstop 3561

Washington D.C., 20549-7010

Attention: Larry Spirgel

Re:	Perk International, Inc.
Amendment No. 1 to
Form 8-K
Filed February 24, 2015
File No. 333-189540

Dear Larry Spirgel:

I write on behalf of Perk International, Inc., (the “Company”) in response to Staff’s letter of March 6, 2015, by Larry Sprigel, Assistant Director, of the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced Amendment No. 1 to Form 8-K, filed on February 24, 2015 (the “Comment Letter”).

Paragraph numbering used for each response corresponds to the numbering used in the Comment letter.

Risk Factors

The exercise of outstanding warrants will result in dilution to our current shareholders, page 15

1. To provide context, please disclose the number of shares issuable upon exercise of your outstanding warrants.

In response to this comment, the Company included the number of shares issuable upon the exercise of outstanding warrants.

Management Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations for the year ended May 31, 2014 with comparative…, page 17

2. We note your response to comment 15 of our prior letter. In your revised disclosure on page 19, you begin to discuss the decline in product sales for the 12 months ended May 31, 2014 when compared to the five month period from inception to May 31, 2013, but promptly shift to a discussion of gross margin. Please expand your disclosure to explain why your gross sales dropped during that period before moving on to gross margins and the effects on profitability.

In response to this comment, the Company revised its disclosures to discuss more fully why gross sales dropped, discussing both product and service revenue.

Results of Operations for the year ended May 31, 2014 with comparative…, page 17

Results of Operation for the three months ended August 31, 2014 and 2013

3. Your disclosure on pages 7 and 8 discusses ad and sponsorship revenues being an integral part of your business model. Please discuss and quantify the amount of revenues attributable to ad and sponsorship revenues and any trends in this revenue source.

In response to this comment, the reference to Ad and or Sponsorship revenue is directly related to the launch of the Company’s medical clinic model which is being launched in 2015 as part of the Admerge Media asset assumption and the partnership model the Company has in place with IDS Canada for provision of medical clinic systems. The relationship we have in place with Kontact media should also see the Company benefit under contract from 15% of sales delivered /closed by the Company. The sales process has begun in respect to Kontact Media. The Company expects that the revenue from the Company’s sales efforts will begin to be realized in the August 31, 2015 quarter and moving forward as the proposals and sales efforts initiated close. There is no basic difference between ad and sponsorship sales on either network. Sponsorships entail providing educational content sponsored by a like-minded company, for example, a diabetes wellness piece sponsored by Bayer.

4. Please revise to discuss the reasons for the increases in revenues and gross profit from products and services for the interim period since fiscal year end.

In response to this comment, the Company revised its disclosures to discuss the revenue results of operations more fully.

5. We note in response to 19 of our prior letter you have revised the disclosure on page 25. In the revised disclosure you discuss a decrease in compensation due to the decline in a major order (known as “the admerge media order”) and the accompanying loss in revenue. Please revise your Management Discussion and Analysis of Financial Condition and Results of Operations to discuss the decline in this order.

In response to this comment, the Company discussed the AdMerge Media order and how that impacted the Company’s results of operations.

Directors and Executive Officers, Promoters and Control Persons, page 22

6. We note that Andrew Gaudet was Vice President of Business Development for Seaquest Global Corporation from 2010 to 2012. Please provide disclosure regarding Seaquest Global Corporation’s bankruptcy.

In response to this comment, the Company included disclosure regarding the Seaquest Global Corporation’s bankruptcy.

Summary Compensation, page 24

Narrative to Summary Compensation Table, page 25

7. We note your revised disclosure in response to comment 19 of our prior letter. Please explain what is meant by “agreed to revise their consulting agreements to reflect what they actually received in compensation” and “[both executives concluded that their income set forth in the above Summary Compensation Table for 2014 better reflected the work actually performed…”

In response to this comment, the Company revised the language to better explain the diminution in workloads both executives experienced following the loss of a major order with the company resulting in the decision of the executives to take less money as compensation.

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Security Ownership of Certain Beneficial Owners and Management, page 26

8. Please include Louis Isabella (Chief Financial Officer, Treasurer and Secretary) and Andrew Gaudet (Vice President) in the beneficial ownership table. Refer to Regulation S-K Item 403(b)

In response to this comment, the Company revised the beneficial ownership table to include Messrs. Isabella and Gaudet.

Exhibit 10.5

Description of Matt O’Brien Loan

9. We note you have filed a description of the related party loan issued to Matt O’Brien in response to comment 22 of our prior letter. Please file an executed copy of your loan agreement with Mr. O’Brien. You may wish to refer to Item 601 of Regulation S-K.

In response to this comment, the loan was under a verbal agreement and Exhibit 10.5 is a description of that verbal agreement.

Exhibit 99.1

Balance Sheets at May 31, page 3

11. Economic Dependence, page 14

10. We note your response to comment 29. Since you do not have a provision for any allowance for doubtful accounts receivable and some of your customers “have not adhered to” your payment terms, please disclose your allowance for doubtful accounts receivable accounting policy.

In response to this comment, the Company has changed its SLA, to reflect defined deposit and terms to alleviate these issues.

Exhibit 99.2

Interim Financial Statements

11. We note your response to comment 28. Please file updated financial statements through November 30, 2014. The Form 8-K reporting the acquisition should contain financial statements of the accounting acquirer for the unaudited interim financial statements through the quarter immediately preceding the transaction (and comparable prior interim period) and pro forma information depicting the effects of the acquisition.

In response to this comment, the Company filed the unaudited financial statements of the consolidated entity for February 28, 2015.

Exhibit 99.3

Unaudited Pro Forma Condensed Financial Statements

12. We note your response to comments 30 and 31. Please disclose if a group that includes the holder(s) of the 30.1 million outstanding shares and shareholders with anti-dilution rights pursuant to Section 13.2 of the Share Exchange Agreement and warrant holders constitute related parties which may be deemed beneficial owners of at least 5% of your outstanding shares. Disclose their significant anti-dilution rights and economic interests in a note to the financial statements.

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In response to this comment, the Company is not aware of any group that would constitute related parties or a 5% shareholder in connection with the Share Exchange Agreement.

In addition, enclosed herewith please find an acknowledgment letter from the Company.

Sincerely,

/s/ Robert J. Oswald
Robert J. Oswald

Enclosure

Industry Reports

Acknowledgment by the Company

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Perk international, Inc.

5401 Eglinton Ave, West Suite 205

Toronto, ontario, canada

Via EDGAR

April 29, 2015

THE UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn:	Larry Spirgel, Assistant Director

Re:	Perk International, Inc.
Form 8-K
Filed February 24, 2015
File No. 333-189540

Dear Larry Spirgel:

In connection with the Company’s response to the United States Securities and Exchange Commission’s (the “Commission”) comments in a letter dated March 6, 2015 by Larry Spirgel, Assistant Director of the Commission’s Division of Corporate Finance, this correspondence shall serve as acknowledgment by the Company of the following:

●	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
●	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
●	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Perk International, Inc.

By:	/s/ Robert J. Oswald
Robert J. Oswald
Chief Executive Officer